Exhibit 99.1

News release

Biofrontera report results for the first six months of 2020

Leverkusen, Germany, August 26, 2020 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today published its results for the first six months ended June 30, 2020. In addition, the Company provided an overview of the current business performance.

Key financial figures first half of 2020

●	Total revenues increased by 16% to EUR 16.1 million compared to EUR 13.9 million in the first six months of 2019.

●	Product sales generated revenues of EUR 9.7 million, a decrease of 30% compared to the first half of 2019.

●	Cost-reduction measures lead to a significant decrease in operating costs compared to the same period last year.

●	For the first half of 2020, Biofrontera reports a loss on operations of EUR 4,3 million (prior year period: EUR 12,9 million).

●	Cash and cash equivalents as of June 30, 2020, amounted to approximately EUR 10.6 million compared to EUR 11.1 million as of December 31, 2019.

Operational performance in the first half of 2020

●	Strengthening the commercial orientation of the US business by reorganizing the US subsidiary Biofrontera Inc.

●	Expanded EU approval for Ameluz® for the treatment of actinic keratoses on extremities and trunk/neck.

●	Initiation of a pharmacokinetics study (PK study) in the USA, testing the safety of PDT with three tubes of Ameluz®.

●	Exclusive licensing agreement with Maruho Co., Ltd. (Maruho) for the development and commercialization of Ameluz® for all indications in East Asia and Oceania, receipt of a one-time payment of EUR 6 million

●	Strong impact of the COVID-19 crisis on business performance and large revenue declines, particularly in the USA.

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“Due to the challenging market conditions, Biofrontera’s business performance in the first six months of the year was mixed. At the beginning of the year, we successfully reorganized the global sales structure, expecting accelerated sales growth in the short term. From March onwards, however, we were forced by the pandemic to implement substantial cost reduction measures throughout the company. The decline in revenues from product sales is largely due to the dynamic development of the crisis in the USA. Overall, however, the US-revenue decline was compensated by the positive sales development in Germany and the one-time payment from Maruho as part of the licensing agreement. In the second half of the year, we expect sales to recover as the number of infections subsides and the economic situation in the US returns to some degree of normality. Therefore, we maintain our overall revenue guidance for 2020. The successful placement of the mandatory convertible bond in August gives us the opportunity to make urgently needed investments in our sales and marketing activities,” commented Prof. Dr. Hermann Lübbert, CEO of Biofrontera AG.

Key financial figures first half of 2020

in EUR thousands	6M 2020	6M 2019	Change
Sales revenue	16,116	13,904	2,212
Research and development costs	(2,389)	(2,322)	(67)
General administrative costs	(4,412)	(7,768)	3,356
Sales and marketing costs	(12,151)	(14,195)	2,044
Other expenses and income	(191)	23,236	(23,045)
Loss on operations	(4,327)	(12,864)	8,537
Loss/profit before income tax	(5,233)	9,027	(14,260)

US commercial update

Revenue from sales in the U.S. for the first half of the year was EUR 6.3 million, compared to EUR 10.2 million for the same period in 2019. This corresponds to a 38% decrease in revenue when compared to the same period last year. Revenues include EUR 0.2 million from Xepi™ product sales (prior year: EUR 0.3 million).

Since mid-March 2020, Biofrontera has been directly affected by the global coronavirus crisis. The rising infection rates and the measures to contain the pandemic have led to practice closures and a significant decrease in patient numbers, particularly in the USA. As a consequence, our sales, primarily in the USA, have slumped sharply, leading to the introduction of significant cost reduction measures throughout the company. After sales of our products in the US had initially dropped almost to zero in April, a slow recovery of the US business became evident in May and June. However, due to the continuing dynamics of the coronavirus crisis in the USA and the delayed onset of the pandemic in many states, the situation remains difficult to evaluate. The strengthening of the commercial alignment of the US business by reorganizing the US subsidiary Biofrontera Inc. will continue in the second half of the year. In the current year, marketing expertise in particular has been significantly strengthened within the company and will be further expanded in the future.

EU commercial update

In Germany, our most important EU market, business performance was much more positive. Despite the pandemic, product-related revenue increased by about 10% to EUR 2.4 million in the first half of 2020 compared to EUR 2.2 million in the same period of 2019. Product sales of EUR 1.0 million were generated in the rest of Europe, compared to EUR 1.4 million in the prior year period.

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The label expansion of Ameluz® for the treatment of actinic keratoses on the body and extremities, which was granted in March, and the excellent study data accompanying it were leveraged to bring Ameluz® to the attention of the dermatologists. The benefits of daylight PDT in the consistently good weather conditions, which allowed the treatment to be carried out without direct contact with a physician, became particularly evident. Also contributing to this was the approval to include further results from the comparative study with the European competitor drug in the official product information. The study has shown that one year after treatment of actinic keratoses with Ameluz® in combination with daylight-PDT, the recurrence rates are significantly lower than those after treatment with the competitor’s product for daylight PDT.

The strong sales development in Spain in the first months of the year was temporarily halted due to the particularly strict lockdown regulations there. In the UK, too, there are signs that the work of our sales force is bearing fruit and that sales are beginning to increase. The continuous growth in sales in all European countries is a consequence of the European approval for daylight PDT.

Sales with distribution partners in other European countries only contribute a small percentage of total sales.

Expenses and liquidity

As a result of the measures introduced throughout the Company, operating expenses were significantly reduced in Q2 2020 compared to Q1 2020 and overall in the reporting period compared to the same period last year. In particular, sales and marketing expenses were reduced year-on-year. Alongside the implemented measures, administrative expenses were also reduced due to lower legal costs.

The result from operating activities improved by EUR 8,6 million to EUR -4,3 million compared to EUR -12,9 million, mainly due to the cost reduction measures implemented in the reporting period and effects from the first-time consolidation of Cutanea included in last year’s figure.

Earnings before income taxes amounted to EUR -5.2 million compared to EUR +9.0 million in the corresponding period of the prior year, which included positive one-time effects in Other Income of EUR 22.8 million from the Cutanea acquisition.

Cash and cash equivalents amounted to EUR 10.6 million as of June 30, 2020. This amount does not yet include the proceeds from the convertible bond issued in August.

Including the proceeds from the convertible bond, the Company anticipates that there is sufficient liquidity available under current planning assumptions to continue operations for at least 12 months after the balance sheet date of the interim financial statements.

Expansion of commercial activities

In April 2020, Biofrontera entered into an exclusive licensing agreement with Maruho Co., Ltd., Osaka, Japan (Maruho) for the development and commercialization of Ameluz® for all indications in East Asia and Oceania. Under the licensing agreement, Maruho made a one-time payment of EUR 6 million to Biofrontera AG. In addition, future payments will be made depending on the achievement of certain regulatory and sales milestones as well as royalties on sales.

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Furthermore, Biofrontera signed a non-binding term sheet with medac GmbH Sp. z o.o., Poland, for an exclusive licensing agreement for the marketing of Ameluz® and BF-RhodoLED® in Poland.

Current clinical studies

In the first quarter, the first patients were treated in a pharmacokinetics study in the U.S. to evaluate the safety of PDT using three tubes of Ameluz®. This study is a prerequisite for the treatment of larger areas of the body with multiple tubes of Ameluz® and for the alignment of reimbursement modalities required for larger areas compared to the competitor product. After a pandemic-related interruption of treatments, patient screening was resumed after the first easing of the contact restrictions in the USA.

At the same time, the new BF-RhodoLED® XL lamp is being completed, which enables the application of Ameluz® on larger areas. Despite some delays due to the corona crisis, the dossier for marketing approval, which is currently being prepared, is expected to be submitted to the FDA in the second half of the year together with the results of the pharmacokinetics study.

Despite the difficult conditions, Biofrontera is working intensively to maintain the various clinical studies and to meet the communicated timelines as far as possible. The already slow patient recruitment of the Phase III study of Ameluz® in the U.S. for the treatment of basal cell carcinoma also continues as planned.

Outlook

Biofrontera confirms its annual revenue forecast of between EUR 34 and 38 million. However, due to the ongoing dynamic development of the coronavirus pandemic, particularly in the USA, the Company’s ability to forecast continues to be impaired. The prior financing requirement of at least EUR 5 million to maintain business operations until the end of April 2021 was covered by the successfully completed capital measure generating gross proceeds of EUR 7.9 million, leaving the Company with sufficient liquidity at present.

Conference call

Conference calls for shareholders and interested investors will be held on Thursday, August 27, 2020, at the following times:

In German, August 27, 2020 at 10:00 am CEST (4:00 am EST)
Dial-in number Germany: +49 69201744220
Conference code: 43177738 #

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In English, August 27, 2020 at 2:00 pm CEST (8:00 am EST)
Dial-in number USA: +1 8774230830
Dial-in number UK: +44 2030092470
Conference code: 41610190 #

Please dial in 10 minutes ahead of time to ensure a timely start of the conference call.

The half-year report will be available for download on our website at https://www.biofrontera.com/en/investors/financial-reports

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For enquiries, please contact:

Biofrontera AG	+49 (0) 214 87 63 2 0

Thomas Schaffer, Chief Financial Officer	ir@biofrontera.com

IR UK: Seton Services

Toni Vallen	+44 (0) 207 229 0805

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with almost 200 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi™ for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Forward Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

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